Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”) 1441 Creekside Drive, 6th floor Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
September 12, 2017
Item 3.	News Release
A news release announcing the material change referred to in this report was disseminated on September 12, 2017 and subsequently filed on SEDAR.
Item 4.	Summary of Material Change
Cardiome entered into a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”) for its antibiotic Zevtera®/Mabelio® (the “Agreement”).

Item 5.	5.1 - Full Description of Material Change
Cardiome announced that it had entered into the Agreement with Basilea for its antibiotic Zevtera®/Mabelio® on September 12, 2017. Under the terms of the Agreement, Basilea granted Cardiome an exclusive license to commercialize ceftobiprole in 34 European countries and Israel. Cardiome will provide Basilea with an upfront payment and additional milestone payments based upon achievement of certain commercial and regulatory milestones. Under the terms of the Agreement, Cardiome will be responsible for the registration, promotion and commercialization of Zevtera®/Mabelio® in the covered countries.

5.2 – Disclosure for Restructuring Transactions.
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Justin Renz, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated September 22, 2017.